UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ECHELON CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware     000-29748         77‑0203595
(State or other jurisdiction of (Commission File Number)     (IRS Employer
incorporation or organization)      Identification Number)

550 Meridian Avenue,
San Jose, CA 95126
(Address of principal executive office and zip code)

Mike Marszewski
408-938-5200
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2014 to December 31, 2014, Echelon Corporation (the “Company”) has determined that (i) “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of products that the Company has manufactured and contracted to manufacture, and (ii) based upon a reasonable country of origin inquiry, the Company has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (as defined in Section 1, Item 1.01(d)(1) of Form SD) and has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources.

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and this Specialized Disclosure Report on Form SD (this “Form”), the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form. A copy of this Form and the Conflict Minerals Report are publicly available at http://www.echelon.com/company/investor/corpgov/.

Item 1.02	Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form.

Section 2- Exhibits

Item 2.01	Exhibits

Exhibit No.	Description
Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

By:	/s/ Mike Marszewski	Date: May 27, 2015
Name: Mike Marszewski
Title: VP and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.